SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
Publicly-Held Company
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

EXTRAORDINARY SHAREHOLDER’S MEETING
TO BE HELD ON FEBRUARY 28, 2024

CALL NOTICE

The shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company”) are hereby called to meet in an Extraordinary Shareholders’ Meeting (“Meeting”), to be held on February 28, 2024, at 11:00 a.m., exclusively in person, at Praça Comandante Linneu Gomes, s/nº, Entrance 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, in the city and State of São Paulo, to deliberate on the following matters:

(i)	ratification of the election, at a Board of Directors’ meeting held on January 18, 2024, of 2 (two) independent members of the Company's Board of Directors, in accordance with article 150 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”); and
(ii)	ratification of the Company's voluntary petition for relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), before the Southern District of New York of the United States of America, filed by the officers and board members of the Company, on an urgent matter, as authorized in the Company's Board of Directors’ meeting held on January 25, 2024 (“Board Meeting” and “Chapter 11 Case”, respectively), including the ratification of all matters approved during the Board Meeting, as well as the delegation to the Company's Board of Directors of powers and competences necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case.

General Instructions and Information

The Company's shareholders who wish to participate in the Meeting must attend the Meeting, in person, in person or through a duly appointed proxy, with a simple copy of the documents listed below or, preferably, send a simple copy of the aforementioned documents via e-mail <ri@voegol.com.br>, with a request for confirmation of receipt, up to 2 (two) days in advance of the date designated for the Meeting:

(i)	for individuals:
•	identity document with photograph of the shareholder or legal representative, if applicable;
•	power of attorney with clear identification of the signatory, if applicable, in compliance with applicable regulations; and

•	proof issued by the financial institution depository of shares issued by the Company and/or, in relation to shareholders participating in the custody of shares issued by the Company, the extract containing the respective shareholding interest issued by the competent body dated up to 2 (two) business days before the delivery date of the document to the Company.
(ii)	for legal entities:
•	latest consolidated bylaws or articles of organization and the corporate documents that prove the legal representation of the shareholder, duly registered with the competent authority;
•	identity document with photograph of the legal representative;
•	power of attorney with clear identification of the signatory, if applicable, in compliance with applicable regulations; and
•	proof issued by the financial institution depository of shares issued by the Company and/or, in relation to shareholders participating in the custody of shares issued by the Company, the extract containing the respective shareholding issued by the competent body dated up to 2 (two) business days before the date of sending the document to the Company.
(iii)	for investment funds:
•	latest consolidated fund regulations, with proof of deposit on the CVM website, as applicable;
•	copy of the bylaws or articles of incorporation of the fund trustee or fund manager, as applicable, in compliance with the fund's voting policy, and corporate documents that prove the powers of representation, duly registered with the competent authority;
•	identity document with photograph of the legal representative;
•	power of attorney with clear identification of the signatory, if applicable, in compliance with applicable regulations; and
•	proof issued by the financial institution depository of shares issued by the Company and/or, in relation to shareholders participating in the custody of shares issued by the Company, the extract containing the respective shareholding issued by the competent body dated up to 2 (two) business days before the delivery date of the document to the Company.

The Company will not require certification of signature (reconhecimento de firma), notarization, consularization or apostille, as applicable, and sworn translation into Portuguese of documents originally drawn up in Portuguese, English or Spanish. However, for documents in other languages, the Company requires notarization, consularization or apostille, as applicable, and sworn translation into Portuguese of shareholder representation documents. The Company will accept powers of attorney granted electronically, provided they are executed through a digital platform that ensures the authorship and integrity of the powers of attorney, even if such signatures are not accompanied by a digital signature certificate accredited by the Infraestrutura de Chaves Públicas Brasileira (ICP -Brazil).

All documents in regards to the Meeting, including this call notice and the management proposal for the Meeting, are available, as of this date, at the Company's headquarters, as well as on the Company's websites (ri.voegol.com. br), the the Brazilian Securities and Exchange Commission website (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br).

São Paulo, January 31, 2024.

Constantino de Oliveira Junior
Chairman of the Board of Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer